Exhibit 21.1

Kayne Anderson Energy Development Company

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation/Formation

KED DF Investment GP, LLC	Delaware
KED DF Investment Partners, LP	Delaware
KED LCP Investment GP, LLC	Delaware
KED LCP Investment Partners, LP	Delaware
KED MME Investment GP, LLC	Delaware
KED MME Investment Partners, LP	Delaware
KED VP Investment GP, LLC	Delaware
KED VP Investment Partners, LP	Delaware